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                                                                       EXHIBIT 2

NEWS RELEASE                                (LOGO Northgate Exploration Limited)

NORTHGATE EXPLORATION LIMITED
Stock Symbol: NGX
Exchange Codes: TSX
Website:  www.northgateexploration.ca

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                                                              NORTHGATE PROJECTS
                   RECORD PRODUCTION AND CASH COSTS FOR 2003


VANCOUVER, JANUARY 27, 2003 (All figures in US dollars except where noted) - Northgate Exploration Limited (TSX: NGX) today released its production forecasts for 2003.

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                                   HIGHLIGHTS

     o Northgate forecasts gold production of 294,000 ounces in 2003 from its Kemess South mine, up 4% from the record 282,000 ounces of gold produced during 2002.

     o The cash cost of production in 2003, net of by-product credits, is forecast to be $196 per ounce, approximately $7 per ounce lower than the $203 per ounce cash cost achieved during 2002 and consistent with the $192 per ounce cash cost achieved in the fourth quarter.

     o Mill production during 2003 is forecast to average 50,275 tonnes per day with the mill operating at 90% availability as it has for each month during the second half of 2002.

     o Northgate is proceeding to the pre-feasibility stage at Kemess North early in 2003 and expects to complete a detailed feasibility study by the end of 2003.

     o Northgate will invest between $1 - 2 million in exploration within the Kemess Camp during 2003.




Kemess South mine production is forecast to total 50 million tonnes of ore plus waste during 2003, with ore being mined primarily from the central and eastern regions of the existing pit and significant overburden stripped commencing on the western edge of the existing pit in preparation for accessing ore in future years. The stripping ratio during the year is projected to be 1.7:1 compared with the average life of mine stripping ratio of 1.1:1.

Metal production of 294,000 ounces of gold and 77.5 million pounds of copper is anticipated from 18.4 million tonnes of ore. Metallurgical recoveries of 71.5% for gold and 82.5% for copper have been projected. Using copper at $0.75 per pound and silver at $5.00 per ounce as byproduct credits, cash costs at the mine are projected to be $196 for the total year assuming a Cdn$/US$ exchange rate of
1.55. The projected cash cost per ounce of gold in concentrate has not been reduced by the capitalization of waste stripping in excess of the life of mine average. In this respect, Northgate's cash costs are considered conservative relative to the costs reported by other gold mining companies, which use the more common Gold Institute methodology. Using the Gold Institute's cash cost methodology, the cash cost of the Kemess mine during 2003 would be $179 per ounce.


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NORTHGATE EXPLORATION LIMITED
NEWS RELEASE
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Quarterly gold output in 2003 will average 73,500 ounces, however production in the third quarter of the year is forecast to be substantially above the average due to the milling of higher-grade supergene ore, offsetting below average production of 64,000 ounces in the first quarter when lower than average grade hypogene ore is scheduled for milling.

Mill production during 2003 is forecast to average 50,275 tonnes per day with the mill operating at 90% availability as it has for each month during the second half of 2002.

During 2003, Kemess engineers will be working on two projects that will enhance the throughput efficiency of the milling circuit. A trommel magnet will be installed on the ball mills to recover small pieces of broken steel, thereby enhancing the grinding efficiency, and an expert computer system will be integrated into the mill control system further optimizing operations and performance.

By far the most important project that Northgate will undertake during 2003 will be feasibility study work on the Kemess North project. Northgate plans to complete and release a pre-feasibility study by the end of June and proceed with and complete a detailed feasibility study by the end of the year. The projected cost of the feasibility work during 2003 is $2.5 million.

Exploration spending during 2003 should total between $1 - $2 million of which $1 million will be funded using the proceeds of the flow-through share issue completed in December 2002. Exploration will focus on the promising Nugget and Sovereign targets where gold-copper porphyry mineralization was discovered in 2002. Both the Nugget and Sovereign are located to the south, but proximal to the Kemess North deposit.

                      PROJECTED 2003 KEMESS MINE PRODUCTION


(100% OF PRODUCTION BASIS)                         4Q 02                      2002                  2003E
----------------------------------               ----------                ----------             ----------
Tonnes mined (ore plus waste)                    11,507,000                42,842,000             50,000,000
Tonnes milled (ore)                               4,489,862                17,308,000             18,354,000
Average mill operating rate (tpd)                    48,803                    47,420                 50,275

Gold grade (gmt)                                      0.730                     0.724                  0.697
Copper grade (%)                                      0.236                     0.236                  0.232

Gold recovery (%)                                        74                        70                   71.5
Copper recovery (%)                                      86                        81                   82.5

Gold production (ounces)                             77,552                   282,300                294,000
Copper production (000's pounds)                     20,264                    72,900                 77,500

Cash cost:
    Full absorption method                              192                       204                    196
    Gold Institute method                               190                       192                    179


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NORTHGATE EXPLORATION LIMITED
NEWS RELEASE
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Ken Stowe, President and CEO, commented, "In 2003, we will continue to create additional value by building on the various operating and production records established at Kemess South during 2002 and by completing feasibility work on Kemess North. We will also look to continue our successful exploration program in the highly prospective portfolio of claims surrounding the Kemess South mine. With prices for both gold and copper on the rise, 2003 should be an excellent year for Northgate and its shareholders."

                                     *******

Northgate Exploration is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation's principal assets are the 275,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an inferred resource of 5.7 million ounces of gold and is currently the subject of a feasibility study.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of Northgate Exploration Limited with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information, please contact:


MR. TERRY A. LYONS                MR. KEN G. STOWE
Chairman                          President and Chief Executive Officer
604-669-3141                      416-359-8641


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